SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 13, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces uniform weighted discount rate for Series F debentures

PARTNER COMMUNICATIONS ANNOUNCES UNIFORM
WEIGHTED DISCOUNT RATE FOR SERIES F DEBENTURES

ROSH HA'AYIN, Israel, December 13, 2017 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today that further to the Company's report dated December 12, 2017 with respect to the results of the issuance of additional Series F debentures of the Company, by way of expansion of Series F, and to the Company's reports dated September 13, 2017 and September 17, 2017, with respect to the agreement that the Company entered into for a private placement for additional Series F debentures in Israel on December 4, 2018 (the "Deferred Issuance" and "Agreed Date" respectively), and with respect to the discount rate created following the Deferred Issuance and in accordance with the approval that the Company received from the Israel Tax Authority of a "Green Track" arrangement, the discount rate for the debentures to be issued in the Deferred Issuance will remain unchanged and is 0.65868%. Therefore, the uniform weighted discount rate according to a formula that weights the discount rate for the existing Series F debentures, with the discount rate as determined in the Deferred Issuance of the additional debentures is 0.09936% 1.

The offering described in this press release was made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

For additional details regarding the Company's existing debentures, see the Company's press release and immediate report (on Form 6-K) dated July 20, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002098/zk1720277.htm or http://maya.tase.co.il/reports/details/1111245, on September 13, 2017 at: http://maya.tase.co.il/reports/details/1121707 or https://www.sec.gov/Archives/edgar/data/1096691/000117891317002657/zk1720541.htm and on September 18, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002681/zk1720554.htm or on September 17 at: http://maya.tase.co.il/reports/details/1122396, and on November 21, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317003213/zk1720820.htm or http://maya.tase.co.il/reports/details/1131801, and on December 12, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317003368/zk1720891.htm or http://maya.tase.co.il/reports/details/1136013 and the Company's Annual Report on Form 20-F for the year ended December 31, 2016 – "Item 5B. Liquidity and Capital Resources".

1 In the event that the rating of the debentures on the Agreed Date is 'il/A-' or less, a discount of 1% will be given on the price of the debentures that will be issued in the Deferred Issuance. In this case, the discount rate in respect of the debentures that will be issued in the deferred issuance will be 1.65868% and the uniform weighted discount rate will be 0.25%.

Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release, including statements relating to the closing of the deferred private placement of debentures, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

Dated: December 13, 2017